EXHIBIT 12.1

Mid-America Apartment Communities, Inc.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Earnings:
Income from continuing operations	$16,619	$15,134	$53,746	$43,895
Equity in (income) loss of unconsolidated entities	(60)	72	(161)	170
Income from continuing operations before equity in (income) loss of unconsolidated entities	16,559	15,206	53,585	44,065
Add:
Distribution of income from investments in unconsolidated entities	114	1,101	8,311	11,880
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	16,007	16,056	49,260	46,883
Deduct:
Capitalized interest	246	555	1,118	1,844
Total Earnings (A)	$32,434	$31,808	$110,038	$100,984
Fixed charges and preferred dividends:
Interest expense	$14,941	$14,530	$45,715	$42,428
Amortization of deferred financing costs	820	971	2,427	2,611
Capitalized interest	246	555	1,118	1,844
Total Fixed Charges (B)	16,007	16,056	49,260	46,883
Preferred dividends, including redemption costs	—	—	—	—
Total Fixed Charges and Stock Dividends (C)	$16,007	$16,056	$49,260	$46,883

Ratio of Earnings to Fixed Charges (A/B)	2.0x	2.0x	2.2x	2.2x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	2.0x	2.0x	2.2x	2.2x